Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL
WILLIAM T. ALLEN	PHILIP MINDLIN
PETER C. CANELLOS	ROBERT M. MORGENTHAU
DAVID M. EINHORN	BERNARD W. NUSSBAUM
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

August 13, 2014

VIA HAND DELIVERY AND EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Keysight Technologies, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed July 18, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 1, 2014, with respect to the filing referenced above.

This letter and Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 5 marked to indicate changes from Amendment No. 4 to the Registration Statement filed on July 18, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 5.

Exhibits

1.                                      We note response 10 on page 4 of your response letter.  Please identify in the exhibit index the change of control agreements.

Response:  The Exhibit Index in the Registration Statement has been revised to include the Form of Change of Control Severance Agreement in response to the Staff’s comment.

2.                                      We understand that you intend to amend your filing to address the attachments currently missing from the exhibits required to be filed per Regulation S-K Item 601(b)(10).  We may have further comments at that time and after you file all remaining omitted exhibits.

Response:  The Company acknowledges the Staff’s comment.

Exhibit 10.19

3.                                      Please comply with the requirements of Rule 12b-12(d).

Response:  The Company has refiled Exhibit 10.19 in response to the Staff’s comment.

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Balance Sheet, page 35

4.                                      We note some of your adjustments are on a net basis versus a gross basis.  Pro forma adjustments should be presented gross on the face of pro forma statements, or with a detailed explanation presented in the pro forma footnotes.  For example, please explain how the amount of the adjustments described in footnotes (G) and (H) results in a net cash adjustment of $700 million.

Response:  The Information Statement has been revised on pages 35 and 36 in response to the Staff’s comment.

Number of authorized shares, page 112

5.                                      If the awards being issued in connection with the spinoff will not reduce the shares authorized under the plan, please revise the last paragraph on page 112 to clarify.

Response:  The Information Statement has been revised on pages 111 and 112 in response to the Staff’s comment to make explicit that the Company equity-based compensation awards into which the outstanding Agilent equity-based awards are converted upon separation will reduce the number of shares authorized under the plan.

Certain Relationships and Related Person Transactions, page 117

6.                                      Please disclose the substance of Appendix G to exhibit 2.1, and file the agreement as an exhibit to your Form 10.

Response:  The Information Statement has been revised on page 123 to disclose the material terms of the collaboration agreement in response to the Staff’s comment.  The Company respectfully submits that the collaboration agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  In making this determination, the Company considered the terms of the collaboration agreement and its impact on the Company’s business, and does not believe that the collaboration agreement is material (in amount or significance or otherwise) to the Company.  Specifically, (a) the aggregate annual payments received by the Company from Agilent under the collaboration agreement will be less than 0.1% of the Company’s revenues for the fiscal year ended October 31, 2013; and (b) the Company’s business is not substantially dependent on the collaboration agreement, since the transfer of technical expertise contemplated therein is predominantly for the benefit of Agilent.

The Cash Distribution, page 118

7.                                      We note your revised disclosure on this page in response to comment 5 from our letter dated April 1, 2014 that the cash distribution is “to establish a target cash level at Keysight upon the distribution.”  Please expand your response to address section 3.1(d) of exhibit 2.1.

Response:  The Information Statement has been revised on page 117 in response to the Staff’s comment.  The Company notes that the quoted language was removed from the form of separation agreement prior to its execution by Agilent and the Company, and the final executed separation agreement has been re-filed as Exhibit 2.1 to the Registration Statement.

Tax Matters Agreement, page 121

8.                                      We note your reference to “certain related transactions” in the first sentence of the first risk factor on page 21.  Please clarify the transactions at issue.

Response:  The Information Statement has been revised on pages 6, 20 and 127 in response to the Staff’s comment to clarify that “certain related transactions” refers to the separation.

Intellectual Property Agreements, page 123

9.                                      Due to your use of the vague term “certain” throughout the first paragraph of this section, it is unclear how investors can evaluate the implications of your disclosure.  Why was some intellectual property transferred and other property licensed?  What are the material terms of the license, and when does the license expire?  Why have you licensed some of the technology back?  What is the impact of the license back on your business?  If a provision of an agreement is sufficiently significant as to be disclosed in your information statement, please revise your disclosure so that it is not presented with vague terms.

Response:  The Information Statement has been revised on page 122 in response to the Staff’s comment.

Real Estate Matters Agreement, page 123

10.                               Please tell us whether the subleases that you intend to grant Agilent pursuant to the agreement and the subleases that Agilent intends to grant you are at cost or include a profit for the sub lessor.

Response:  The rates for the subleases are equal to the rates paid by the sublessor to the lessor of the applicable property.  Accordingly, the subleases are provided at cost to the sublessor.  The Information Statement has been revised on page 123 in response to the Staff's comment to clarify the rates of the subleases.

Description of Keysight’s Capital Stock, page 136

11.                               We note that you have replaced the blank by which you had previously indicated that you would disclose the number of options and warrants to purchase, or securities convertible into, your common stock.  Instead, you have included a statement that there are no shares of common stock underlying such securities as of the date of the information statement.  However, if you are currently planning to issue such securities in connection with the spinoff, it is unclear how your revised statement alone is sufficient to satisfy the requirements of Rule 12b-20.  If you are unable to determine the amount of securities that you intend to issue, it is unclear why you should not disclose in this section your intention to issue the securities, and add to your document any material risk factors related to the uncertainty generated by lack of disclosure regarding the actual number of securities to be outstanding.

Response:  The Information Statement has been revised on pages 24 and 136 in response to the Staff’s comment.

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 5, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures
cc (via e-mail):

Stephen Williams
General Counsel and Secretary, Keysight Technologies, Inc.